October 8, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:

Re: Dito, Inc.
Draft Registration Statement on Form S-1

Submitted July 22, 2020
CIK No. 0001816906

Ladies and Gentlemen:

Set forth below, on behalf of our client Dito, Inc. (the "Company"), we are transmitting for your review the Company's responses to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated August 18, 2020 (the "Comment Letter"), with respect to the Company's Registration Statement on Form S-1 submitted to the Commission on July 22, 2020 (the "Registration Statement").

To facilitate the Staff's review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company's responses immediately following the numbered comments.

Drat Registration Statement on Form S-1

Prospectus Summary, page 6

1. Please provide a brief description of your Private Placement and Share Exchange Agreement in your prospectus summary.

Response: The Company acknowledges the comment by Staff and believes it has made the appropriate revisions to the Registration Statement as requested.

U.S. Securities and Exchange Commission October 8, 2020 Page 2

2. Please disclose in the prospectus summary that the company has not yet commenced revenue generating operations, that you have primarily been involved in organization activities, that you have not yet fully developed your business plan or your management team, and that your auditors have indicated that these conditions raise substantial doubt about the company's ability to continue as a going concern.

Response: The Company acknowledges the comment by Staff and believes it has made the appropriate revisions to the Registration Statement as requested.

Selling Stockholders, page 21

3. Please clarify if any of the selling stockholders are broker-dealers and, if so, whether they acquired their shares of common stock in the ordinary course of business.

Response: None of the current shareholders, including the selling stockholders, are broker-dealers.

4. We note that a subset of your selling stockholders are subject to a 12-month lock-up agreement until after you are listed on the Nasdaq, but this condition is waived for a portion of these shares. Please clarify the total number of shares outstanding that are subject to the lock-up agreement and add a risk factor that the board may waive this agreement.

Response: The total number of shares outstanding subject to the lock-up and not available for re-sale under the Registration Statement are 18,137,325. The Company has revised the Registration Statement to include disclosure of the foregoing and added the risk factor as requested by Staff.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 27

5. Please provide a description of your plan of operation and/or the steps necessary, and appropriate budget or spending, to bring your software plan to market and fully implement your business plan. On page 12, you reference $1.2 million in working capital requirements, but it is unclear what types of operations this amount will support. Please clarify.

Response: The Company acknowledges the comment by Staff and believes it has made the appropriate revisions to Registration Statement as requested by Staff.

Business

Business Overview, page 37

6. Please clarify the current status of your software platform. You indicate that you currently do not have any customers or any employees and that you have been involved in primarily in organization activities. Please describe where you are at in the development cycle of your software platform and when you anticipate being able to bring the software platform to market. With respect to features that you describe, please clarify if they represent features that currently exist or if they are features you plan on being able to offer after further development with or without further financing.

U.S. Securities and Exchange Commission October 8, 2020 Page 3

Response: The Company acknowledges the comment by Staff and believes it has made the appropriate revisions to Registration Statement as requested by Staff.

7. You reference the use of consultants and contractors throughout your prospectus. Please describe your arrangements with these consultants and contractors, including Julian Pargo. Advise us whether you intend to file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the comment by Staff and advises Staff that Mr. Parge is a consultant to Dito U.K. with no formal agreement. Mr. Parge serves Dito U.K. on a consultancy basis, at the request and sole discretion of Dito U.K., pursuant to a Board authorization of Dito U.K. under U.K law allowing for this arrangement. Pursuant to this Board authorization Mr. Parge is remunerated £1,250 per week up to a maximum of £62,500 per annum. As such, there is no agreement to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Subsequent to the filing of Registration Statement, the Company entered into a consulting agreement with Montrose Capital ("Montrose") to provide (i) advice with respect to the financial structure and terms of any proposed financing or other strategic transactions including assistance with structuring and negotiating the financial aspects of any such transaction or transactions, (ii) introductions to investment banks and research analysts, and (iii) media introductions. We have filed a copy of the Consulting Agreement as an exhibit to the amended Registration Statement.

The Company respectfully submits that other than the foregoing persons there are currently no agreements with consultants or contractors required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Management, page 39

8. Please expand the biography of Jason Drummond to identify the nine companies in which he worked, the dates in which he worked in those organizations and the positions that he held.

Response: The Company acknowledges the comment by Staff and believes it has made the appropriate revisions to Registration Statement as requested.

9. Please identify all of the directors of the company and disclose their business experience. In this regard, we note that Andrew Eggleston received director compensation in 2019 but is not identified as a director. Further, if Julian Parge is a significant employee, please disclose his business experience. See Item 401 of Regulation S-K.

U.S. Securities and Exchange Commission October 8, 2020 Page 4

Response: The Company acknowledges the comment by Staff and advises Staff that Mr. Parge works on a consultancy basis and is not a significant employee.  The Company believes it has made the appropriate revisions to Registration Statement as requested.

Certain Relationships and Related Party Transactions, page 42

10. Please clarify whether your acquisition of Gametech was a related party transaction given its affiliation with your Chief Executive Officer, Jason Drummond. We note that any material related party transactions that occurred within the last three fiscal years are required to be disclosed pursuant to the Instruction to Item 404 of Regulation S-K.

Response: The Company respectfully submits it believes the acquisition of Gametech was not a related party transaction required to be disclosed under Item 404 of Regulation S-K.

The last full year of operation for GameTech UK Limited ("GameTech"), a company formed under the laws of the United Kingdom, was December 31, 2016 in which it had nominal revenue. On May 11, 2017 GameTech entered into insolvency proceedings and administrators (the "Administrator") for the assets of GameTech were appointed.

Jason Drummond, our Chief Executive Officer, was the largest shareholder of GameTech owning 45.9% of the outstanding ordinary shares at the time GameTech went into administration.

The Administrator conducted a competitive bid process for the acquisition of the GameTech assets and there were multiple groups that had an interest in acquiring the assets. One of these groups was Dito UK formed by Mr. Drummond for the purpose of competing for the GameTech assets.

Mr. Drummond had intimate and technical knowledge of the GameTech assets and an interest in acquiring the assets to adapt and carry the technology forward in a way better aligned with the way the market and industry needs had evolved.

Dito UK ultimately won the competitive bid process, part of which was because Mr. Drummond was best positioned to realize the potential and create value for the assets.  As a result, on August 10, 2018, fifteen months from the date GameTech went into administration under U.K. law, Dito UK and GameTech entered into an Asset Sale Agreement pursuant to a court order was issued by the Administrator on May 29, 2018.

The acquisition of the GameTech assets was conducted at arms-length from Mr. Drummond with no control over the process other than to make a case to the Administrator as to why Dito UK should be the entity to ultimately be allowed to acquire the GameTech assets.

U.S. Securities and Exchange Commission October 8, 2020 Page 5

As a result, while Mr. Drummond was the largest shareholder in GameTech and is the CEO of our Company, the Company respectfully submits that this does not meet the required related party disclosure rules under Item 404 of Regulation S-K.

Principal Stockholders, page 44

11. Please disclose the natural person(s) that holds the voting and/or investment power over the shares held by Epsilon Investments PTE, Shelby Holdings Limited, and Fairfax Capital BV.

Response: The Company acknowledges the comment by Staff and advises staff believes it has made the appropriate revisions to Registration Statement as requested. Note that as a result of the share issuance to Montrose subsequent to the filing of the Registration Statement, Shelby Holdings Limited is no longer a 5% shareholder.

General

12. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the comment by Staff and advises Staff that, as of the date of this letter, the Company has not engaged in any written communications intended to "test-the-waters" in connection with a contemplated securities offering by the Company.

* * * * *

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031.  You also may contact the undersigned be email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth

Daniel D. Nauth

cc: Jason Drummond, Chief Executive Officer

Dito, Inc.

www.nauth.com